Exhibit 4
DENISON MINES CORP.
Financial Statements
for the three months ended
March 31, 2009

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At March 31	At December 31
	2009	2008

ASSETS
Current
Cash and equivalents	$2,505	$3,206
Trade and other receivables	23,618	12,894
Note receivables	124	181
Inventories, net (Note 4)	48,401	44,733
Prepaid expenses and other	1,448	1,275

	76,096	62,289

Inventories — ore in stockpiles (Note 4)	3,766	5,016
Investments (Note 5)	7,788	10,691
Property, plant and equipment, net (Note 6)	710,044	717,433
Restricted cash and equivalents (Note 7)	22,047	21,286
Intangibles (Note 8)	4,630	4,978
Goodwill (Note 9)	61,068	63,240

	$885,439	$884,933

LIABILITIES
Current
Accounts payable and accrued liabilities	$12,074	$23,787
Current portion of long-term liabilities:
Post-employment benefits (Note 10)	317	329
Reclamation and remediation obligations (Note 11)	845	875
Debt obligations (Note 12)	292	464
Other long-term liabilities (Note 13)	1,567	2,179

	15,095	27,634

Deferred revenue	3,128	2,913
Provision for post-employment benefits (Note 10)	2,897	3,028
Reclamation and remediation obligations (Note 11)	18,467	18,471
Debt obligations (Note 12)	100,031	99,290
Other long-term liabilities (Note 13)	1,153	1,191
Future income tax liability (Note 23)	116,067	124,054

	256,838	276,581

SHAREHOLDERS’ EQUITY
Share capital (Note 14)	701,381	666,278
Share purchase warrants (Note 15)	11,728	11,728
Contributed surplus (Note 16)	30,704	30,537
Deficit	(96,809)	(95,482)
Accumulated other comprehensive income (Note 18)	(18,403)	(4,709)

	(115,212)	(100,191)

	628,601	608,352

	$885,439	$884,933

Issued and outstanding common shares (Note 14)	226,045,415	197,295,415
Going concern basis of accounting (Note 1)
Contingent liabilities and commitments (Note 24)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended
	March 31	March 31
	2009	2008

REVENUES	$21,998	$18,181

EXPENSES
Operating expenses	25,369	12,793
Sales royalties and capital taxes	353	809
Mineral property exploration	2,077	6,509
General and administrative	4,322	3,563
Stock option expense (Note 17)	167	613

	32,288	24,287

Loss from operations	(10,290)	(6,106)
Other income, net (Note 19)	5,627	2,226

Loss before taxes	(4,663)	(3,880)

Income tax recovery (expense) (Note 23):
Current	1,308	(1,169)
Future	2,028	(5,413)

Net loss for the period	$(1,327)	$(10,462)

Deficit, beginning of period	(95,482)	(14,834)

Deficit, end of period	$(96,809)	$(25,296)

Net loss for the period	$(1,327)	$(10,462)
Change in foreign currency translation (Note 18)	(14,090)	(20,365)
Change in unrealized gain (loss) on investments (Note 18)	396	(8,335)

Comprehensive loss	$(15,021)	$(39,162)

Net loss per share:
Basic	$(0.01)	$(0.06)
Diluted	$(0.01)	$(0.06)

Weighted-average number of shares outstanding (in thousands):
Basic	221,254	189,772
Diluted	221,254	192,307
Going concern basis of accounting (Note 1)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
CASH PROVIDED BY (USED IN):	2009	2008

OPERATING ACTIVITIES
Loss for the period	$(1,327)	$(10,462)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	11,622	6,099
Stock-based compensation	167	613
Losses (gains) on asset disposals	(142)	—
Fair value change on restricted investments	195	(500)
Write-downs and other non-cash	1,224	—
Change in future income taxes	(2,028)	5,413
Foreign exchange	(6,383)	—

Net change in non-cash working capital items
Trade and other receivables	(11,217)	17,662
Inventories	(10,518)	(10,628)
Prepaid expenses and other assets	(189)	163
Accounts payable and accrued liabilities	(11,427)	(699)
Post-employment benefits	(79)	(121)
Reclamation and remediation obligations	(118)	(192)
Deferred revenue	215	274

Net cash provided by (used in) operating activities	(30,005)	7,622

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	57	33
Purchase of long-term investments	—	(48)
Proceeds from sale of long-term investments	3,222	—
Expenditures on property, plant and equipment	(10,372)	(27,209)
Proceeds from sale of property, plant and equipment	6	—
Decrease (increase) in restricted investments	(892)	(474)

Net cash used in investing activities	(7,979)	(27,698)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	496	8,954
Issuance of common shares for:
New share issues	36,927	—
Exercise of stock options and warrants	—	242

Net cash provided by financing activities	37,423	9,196

Decrease in cash and equivalents	(561)	(10,880)
Foreign exchange effect on cash and equivalents	(140)	(1,676)
Cash and equivalents, beginning of period	3,206	19,680

Cash and equivalents, end of period	$2,505	$7,124

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	GOING CONCERN BASIS OF ACCOUNTING
As a result of current economic conditions, prices and demand for our commodities may remain depressed for a prolonged period of time which may cause the Company to fully utilize its available credit facilities within the next twelve months and be in non-compliance with certain of its financial covenants. In particular, the net total debt to EBITDA (earnings before interest, tax, depreciation and amortization) ratio, as defined in the Company’s credit agreement, may not be met at December 31, 2009.
The Company is addressing the near term liquidity requirements by taking a number of steps to reduce the borrowing requirements including the temporary closure of negative cash flow operations, the deferral of exploration and development expenditures and the reduction of the Company’s workforce.
In addition the Company is pursuing the sale of certain of its interests in assets and investigating alternate debt or equity financing that will allow the Company to meet its obligations in the normal course of business (see note 25). There are no assurances that additional financing will be raised and in the event that the Company sells an asset or assets that the price obtained will support the amounts reflected in these financial statements. The impact of any adjustments arising from the sale of an asset or assets, which could be material, is not reflected in these financial statements.
Until the outcome of the above matters is known there is considerable uncertainty about the appropriateness of the going concern basis of accounting.
The accounting principles used in these consolidated financial statements are applicable to a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.
2.	NATURE OF OPERATIONS
Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product found in some of the Company’s mines is also produced in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.
Through its subsidiary Denison Mines Inc. (“DMI”), the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.
Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.
All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the full year.
These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008, except for the changes noted under the “New Accounting Standards Adopted” section below.
Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at March 31, 2009:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. There was no impact to the Company’s financial statements from adopting this standard.

b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period and no impairment adjustments were required.

Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.
4.	INVENTORIES
The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2009	2008

Uranium concentrates and work-in-progress	$23,000	$12,378
Vanadium concentrates and work-in-progress (1)	4,717	4,445
Inventory of ore in stockpiles	19,903	26,841
Mine and mill supplies	4,547	6,085

Inventories, net	$52,167	$49,749

Inventories, net:
Current	$48,401	$44,733
Long-term — ore in stockpiles	3,766	5,016

	$52,167	$49,749

(1)	The Vanadium concentrate and work-in-progress inventory is presented net of a valuation allowance of $10,724,000 as at March 31, 2009 and $9,500,000 as at December 31, 2008.
Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.
Operating expenses are predominantly cost of sales and include a write downs of $1,224,000 and $Nil relating to the net realizable value of the Company’s vanadium inventory for the three months ending March 31, 2009 and 2008 respectively.
5.	LONG-TERM INVESTMENTS
The long-term investments balance consists of:

	At March 31	At December 31
(in thousands)	2009	2008

Investments
Available for sale securities at fair value	$7,788	$10,691

Investments	$7,788	$10,691

Sales
During the three months ended March 2009, the Company sold equity interests in one public company for cash consideration of $3,222,000. The resulting gain has been included in “other income, net” in the statement of operations (see Note 19).

6.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of:

	At March 31	At December 31
(in thousands)	2009	2008

Cost, net of write-downs
Plant and equipment
Mill and mining related	$154,256	$169,971
Environmental services and other	2,383	2,439
Mineral properties	604,697	590,758

	761,336	763,168

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	19,056	16,938
Environmental services and other	1,206	1,146
Mineral properties	31,030	27,651

	51,292	45,735

Property, plant and equipment, net	$710,044	$717,433

Net book value
Plant and equipment
Mill and mining related	$135,200	$153,033
Environmental services and other	1,177	1,293
Mineral properties	573,667	563,107

	$710,044	$717,433

Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.
Canada
In October 2004, the Company entered into an option agreement to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at March 31, 2009, the Company has incurred a total of CDN$4,564,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement.
In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at March 31, 2009, the Company has incurred a total of CDN$3,488,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.
Zambia
The Company continues to evaluate the options available for the development of the Zambian mineral properties and intends to complete a feasibility study in respect of the properties in the second quarter of 2009.
7.	RESTRICTED CASH AND EQUIVALENTS
The Company has certain restricted cash and equivalents deposited to collateralize its reclamation and certain other obligations. The restricted cash and equivalents balance consists of:

	At March 31	At December 31
(in thousands)	2009	2008

U.S. mill and mine reclamation	$19,707	$19,745
Elliot Lake reclamation trust fund	2,340	1,541

	$22,047	$21,286

U.S. Mill and Mine Reclamation
The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the three months ended March 31, 2009, the Company has not deposited any additional monies into its collateral account.
Elliot Lake Reclamation Trust Fund
Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional $915,000 into the Elliot Lake Reclamation Trust Fund and withdrew $49,000 during the three months ended March 31, 2009.
8.	INTANGIBLES
A continuity summary of intangibles is presented below:

Three Months
Ended
(in thousands)	March 31, 2009

Intangibles, beginning of period	$4,978
Amortization	(194)
Foreign exchange	(154)

Intangibles, end of period	$4,630

Intangibles, by item:
UPC management contract	4,224
Urizon technology licenses	406

$4,630

9.	GOODWILL
A continuity summary of goodwill is presented below:

Three Months
Ended
(in thousands)	March 31, 2009

Goodwill, beginning of period	$63,240
Foreign exchange	(2,172)

Goodwill, end of period	$61,068

Goodwill, allocation by business unit:
Canada mining segment	$61,068

Goodwill is not amortized and is tested annually for impairment.

10.	POST-EMPLOYMENT BENEFITS
A continuity summary of post-employment benefits is presented below:

Three Months
Ended
(in thousands)	March 31, 2009

Post-employment liability, beginning of period	$3,357
Benefits paid	(79)
Interest cost	56
Amortization of experience gain	(5)
Foreign exchange	(115)

Post-employment liability, end of period	$3,214

Post-employment liability, by component:
Accrued benefit obligation	$3,025
Unamortized experience gain	189

$3,214

Post-employment liability, by duration:
Current	$317
Non-current	2,897

$3,214

11.	RECLAMATION AND REMEDIATION OBLIGATIONS
A continuity summary of reclamation and remediation obligations is presented below:

Three Months
Ended
(in thousands)	March 31, 2009

Reclamation obligations, beginning of period	$19,346
Accretion	356
Expenditures incurred	(118)
Foreign exchange	(272)

Reclamation obligations, end of period	$19,312

Reclamation obligations, by location:
U.S. Mill and Mines	$11,649
Elliot Lake	6,506
McLean Lake and Midwest Joint Ventures	1,157

$19,312

Reclamation obligations, by duration:
Current	$845
Non-current	18,467

$19,312

12.	DEBT OBLIGATIONS
Debt obligations consist of:

	At March 31	At December 31
(in thousands)	2009	2008

Revolving line of credit	$100,646	$99,998
Deferred debt issue costs	(671)	(769)
Notes payable and other financing	348	525

	$100,323	$99,754

Debt obligations, by duration:
Current	292	464
Non-current	100,031	99,290

	$100,323	$99,754

Revolving Line of Credit
In July 2008, the Company put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. The facility is repayable in full on June 30, 2011. As at March 31, 2009, the Company has drawn $100,646,000 under the facility. An additional $6,393,000 is being utilized as collateral for certain letters of credit.
The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
The Company is required to maintain certain financial covenants on a consolidated basis.
Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees. The weighted average interest rate paid by the Company during the first three months of 2009 was 2.84%.
13.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At March 31	At December 31
(in thousands)	2009	2008

Unamortized fair value of sales contracts	$1,824	$2,429
Unamortized fair value of toll milling contracts	793	821
Other	103	129

	$2,720	$3,370

Other long-term liabilities, by duration:
Current	1,567	2,179
Non-current	1,153	1,191

	$2,720	$3,370

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.

14.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Dollar
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2008	197,295,415	$666,278

Issued for cash:
New issue gross proceeds	28,750,000	38,947
New issue gross issue costs	—	(2,020)
Renunciation of flow-through share liability	—	(1,824)

	28,750,000	35,103

Balance at March 31, 2009	226,045,415	$701,381

New Issues
In January 2009, the Company issued 28,750,000 common shares at a price of CDN$1.65 per common share for gross proceeds of $38,947,000 (CDN$47,437,500).
Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at March 31, 2009, the Company estimates that it has spent CDN$2,443,000 of its CDN$8,002,500 December 2008 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2009.
15.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of	Fair Value
	Common Shares	Dollar
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2008 and March 31, 2009	9,564,915	$11,728

Share purchase warrants, by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)
The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)
The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;

16.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Three Months
Ended
(in thousands)	March 31, 2009

Balance, beginning of period	$30,537
Stock-based compensation expense (note 17)	167

Balance, end of period	$30,704

17.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at March 31, 2009, an aggregate of 10,398,210 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,536,384	$7.11
Granted	127,000	1.58
Exercised	—	—
Expired	(36,200)	9.92

Stock options outstanding, end of period	5,627,184	$6.96

Stock options exercisable, end of period	4,956,933	$7.25

A summary of the Company’s stock options outstanding at March 31, 2009 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$ 1.87 to $ 4.99	5.14	1,344,575	$1.97
$ 5.00 to $ 9.99	5.75	1,865,599	5.49
$10.00 to $15.30	0.80	2,417,010	10.88

Stock options outstanding, end of period	3.48	5,627,184	$6.96

Options outstanding at March 31, 2009 expire between May 2009 and October 2016.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Three Months
Ended
March 31, 2009

Risk-free interest rate	2.02%
Expected stock price volatility	83.4%
Expected life	3.5 years
Expected forfeitures	—
Expected dividend yield	—
Fair value per share under options granted	CDN$0.89
Stock-based compensation would be allocated as follows in the statement of operations:

	Three Months Ended
	March 31	March 31
(in thousands)	2009	2008

Operating expenses	$112	$117
Mineral property exploration	4	56
General and administrative	51	440

	$167	$613

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At March 31, 2009, the Company had an additional $1,102,000 in stock-based compensation expense to be recognized periodically to July 2011.
18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) (“AOCI”) is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2009	2008

AOCI-Balance, beginning of period	$(4,709)	$110,956

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$(4,925)	$92,856
Change in foreign currency	(14,090)	(20,365)

Balance, end of period	(19,015)	72,491

Unrealized gains (losses) on investments
Balance, beginning of period	216	18,100
Net unrealized gains (losses), net of tax (1)	396	(8,335)

Balance, end of period	612	28,579

AOCI-Balance, end of period	$(18,403)	$131,060

(1)
Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During the three months ending March 2009, approximately $136,000 of gains from investment disposals and $nil of other than temporary losses were recognized and reclassified to the income statement with “Other income, net”.

19.	OTHER INCOME, NET
The elements of other income, net in the statement of operations is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2009	2008

Interest income, net of fees	$184	$369
Interest expense	(694)	—
Gains (losses) on:
Foreign exchange	6,383	1,232
Land, plant and equipment	6	125
Investment disposals	136	—
Fair value change on restricted cash and equivalents	(195)	500
Other	(193)	—

Other income, net	$5,627	$2,226

20.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.
For the three months ended March 31, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	5,481	14,878	—	—	1,639	21,998

Expenses
Operating expenses	6,087	17,749	—	—	1,533	25,369
Sales royalties and capital taxes	347	—	—	—	6	353
Mineral property exploration	1,856	4	—	217	—	2,077
General and administrative	—	—	—	—	4,322	4,322
Stock option expense	—	—	—	—	167	167

	8,290	17,753	—	217	6,028	32,288

Loss from operations	(2,809)	(2,875)	—	(217)	(4,389)	(10,290)

Revenues — supplemental:
Uranium concentrates	5,481	14,857	—	—	—	20,338
Environmental services	—	—	—	—	1,344	1,344
Management fees and commissions	—	—	—	—	295	295
Alternate feed processing and other	—	21	—	—	—	21

	5,481	14,878	—	—	1,639	21,998

Long-lived assets:
Property, plant and equipment
Plant and equipment	76,462	57,789	635	314	1,177	136,377
Mineral properties	277,368	64,994	224,389	6,916	—	573,667
Intangibles	—	406	—	—	4,224	4,630
Goodwill	61,068	—	—	—	—	61,068

	414,898	123,189	225,024	7,230	5,401	775,742

For the three months ended March 31, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	11,665	4,536	—	—	1,980	18,181

Expenses
Operating expenses	10,250	1,315	—	—	1,228	12,793
Sales royalties and capital taxes	740	—	—	—	69	809
Mineral property exploration	5,928	—	—	581	—	6,509
General and administrative	—	—	—	—	3,563	3,563
Stock option expense	—	—	—	—	613	613

	16,918	1,315	—	581	5,473	24,287

Income (loss) from operations	(5,253)	3,221	—	(581)	(3,493)	(6,106)

Revenues — supplemental:
Uranium concentrates	11,665	4,513	—	—	—	16,178
Environmental services	—	—	—	—	1,141	1,141
Management fees and commissions	—	—	—	—	839	839
Alternate feed processing and other	—	23	—	—	—	23

	11,665	4,536	—	—	1,980	18,181

Long-lived assets:
Property, plant and equipment
Plant and equipment	85,155	54,349	376	97	1,736	141,713
Mineral properties	354,091	23,734	212,211	2,587	—	592,623
Intangibles	—	469	—	—	6,055	6,524
Goodwill	118,134	—	—	—	—	118,134

	557,380	78,552	212,587	2,684	7,791	858,994

Major Customers
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the three months ended March 31, 2009, 2 customers accounted for approximately 92.5% of total revenues. For the comparative three month period ending March 31, 2008, 2 customers accounted for approximately 83% of total revenues.
21.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. No such facilities were in place for the three month period ending March 31, 2009 or 2008.
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended
	March 31	March 31
(in thousands)	2009	2008

Revenue:
Management fees, including out-of-pocket expenses	$295	$616
Commission fees on purchase and sale of uranium	—	223

	$295	$839

At March 31, 2009, accounts receivable includes $173,000 due from UPC with respect to the fees indicated above.
Other
During the three months ended March 31, 2009, the Company incurred management and administrative service fees of $15,000 (March 2008: $44,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At March 31, 2009, no amounts were due to this company.
22.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes debt and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at March 31, 2009, the Company is not subject to externally imposed capital requirements (other than the financial covenants relating to the revolving credit facility) and there has been no change with respect to the overall capital risk management strategy.
The total capital is calculated as follows:

	At March 31	At December 31
(in thousands)	2009	2008

Debt obligations — current and long-term	$100,323	$99,754
Less: Cash and equivalents	(2,505)	(3,206)

Adjusted net debt	97,818	96,548

Shareholders’ Equity	628,601	608,352

Adjusted net debt to Shareholders’ Equity ratio	15.6%	15.9%

The debt obligations increased during the period to finance the Company’s ongoing mine development and exploration programs.
Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet it obligations. The Company’s credit risk is related to trade receivables in the ordinary course of business, cash and cash equivalents and investments. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Cash and cash equivalents are in place with major financial institutions and the Canadian and US government. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior period.
(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company endeavors to have sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$125,000,000 to meet its cash flow needs (see note 12).
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$12,074	$—
Debt obligations (Note 12)	292	100,702

	$12,366	$100,702

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.
The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at March 31, 2009 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$(154)	$39,810
10% decrease in value	$154	$(39,810)
Zambian kwacha
10% increase in value	$(4,861)	$(4,861)
10% decrease in value	$4,861	$4,861

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the three months ended March 2009 on its outstanding borrowings was 2.84%.
An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded in the three month period ended March 2009 by approximately $239,000.

(e) Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at March 31, 2009:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$1,382	$1,382
10% decrease in uranium prices (2)	$(1,382)	$(1,382)
Equity price risk
10% increase in equity prices	$—	$779
10% decrease in equity prices	$—	$(779)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income of the three month period ending March 2009 respectively.

(2)
The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis is prepared using the 3 month average year-to-date March 2009 actual realized price and adjusting the uranium pricing formulas for a 10% increase or decrease in spot and long-term prices as applicable.

(f) Fair Value Estimation
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and equivalents in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.
The fair value of the Company’s debt obligations at March 31, 2009 is approximately $89,487,000.
23.	INCOME TAXES
For the three months ended March 31, 2009, the Company has provided for current tax recoveries of $1,308,000 and for future tax recoveries of $2,028,000. The current tax recovery relates primarily to the anticipated carry-back of tax losses generated during 2009 to prior tax years of $1,280,000. The future tax recovery relates primarily to the recognition of previously unrecognized Canadian tax assets of $1,865,000.
24.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.

25.	SUBSEQUENT EVENTS
On April 14, 2009, the Company entered into a non-binding memorandum of understanding (“MOU”) with Korea Power Corporation (“KEPCO”). The MOU provides that KEPCO will execute an offtake agreement to purchase 20% of the Company’s U3O8 production (subject to minimum delivery amounts) and acquire by private placement approximately 58,000,000 common shares of Denison for gross proceeds of CDN$75,400,000. The MOU also stipulates that entities affiliated with Denison’s chairman and interim CEO, Lukas Lundin, acquire approximately 15,000,000 common shares for additional gross proceeds of CDN$19,500,000. The transactions above are subject to due diligence by KEPCO, the execution and delivery of definitive agreements on or before June 15, 2009 and the receipt of certain regulatory approvals.
On April 30, 2009, the Company announced that it has signed a letter of intent to acquire all of the issued and outstanding shares of Northern Continental Resources Inc. (“Northern”) in an all share transaction by way of a plan of arrangement. Under the proposed plan of arrangement, Denison would acquire Northern on the basis of 0.0920 Denison common shares for each share of Northern. In addition, all outstanding options and warrants of Northern would be exchanged for replacement options and warrants of Denison. The transaction above is subject to due diligence by both parties, the execution and delivery of definitive agreements and the receipt of regulatory and Northern shareholder approval.